UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 16, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	16 June 2017

Release Number	17/17

Ken MacKenzie to become BHP Chairman effective 1 September 2017

The BHP Board has elected Ken MacKenzie to succeed Jac Nasser as Chairman.

Mr MacKenzie will assume the role of Chairman effective 1 September 2017, following Mr Nasser’s retirement as both Chairman and a Non-executive Director.

The appointment follows a formal Chairman succession process led by Senior Independent Director, Shriti Vadera.

Mr MacKenzie joined the BHP Board as a Non-executive Director in September 2016 and is a member of the Board’s Sustainability Committee.

He has extensive international business experience gained during his 23 years at Amcor, a global packaging company with operations in over 40 countries. Mr MacKenzie served as Managing Director and Chief Executive Officer for 10 of those 23 years.

Senior Independent Director, Shriti Vadera, said “As we announce the election of a new Chairman, the BHP Board would like to recognise the outstanding contribution of our retiring Chairman, Jac Nasser. Jac has been a Director for 11 years, the last seven as Chairman, and has led the Company during a period of extraordinary change in the resources industry. We thank him for his long and distinguished service to BHP.

“With the assistance of Heidrick & Struggles, a leading international recruitment firm, the Board undertook a rigorous search and assessment of potential external and internal candidates against clear skills and performance criteria.

“Ken MacKenzie brings extensive global executive experience and a strategic approach. He has a proven track record of delivering value for shareholders. He has the operational and financial capabilities as well as the rigour necessary to effectively oversee BHP’s capital allocation framework.”

Outgoing Chairman, Jac Nasser, said “It has been an honour to serve as a Director and as Chairman of BHP. BHP is a great company with world-class assets and talented people. In particular, I would like to thank Andrew Mackenzie and his team for their vision and hard work to help deliver significant change over the past four years. Ken MacKenzie is an excellent choice as leader of the Board, and I wish him every success in the role.”

Chairman-elect, Ken MacKenzie, said “It is an honour and a privilege to succeed Jac Nasser as Chairman of BHP. Under his leadership, BHP has been transformed into a simpler, more productive and more resilient company. As incoming Chairman, I look forward to engaging with shareholders and other stakeholders over the coming weeks to understand their perspectives. I am committed to the creation of long-term value for all of our shareholders and will work tirelessly with the Board and management to achieve this.”

KEN MACKENZIE – BIOGRAPHY

Ken MacKenzie, 53, has been a Director of BHP Billiton Limited and BHP Billiton Plc since September 2016 and is a member of the Board’s Sustainability Committee.

From 2005 until 2015, he served as the Managing Director and Chief Executive Officer of Amcor Limited (Amcor), a global packaging company with operations in over 40 countries. During his 23 year career with Amcor in various senior executive positions, Ken gained extensive experience across all of Amcor’s major business segments in developed and emerging markets in the Americas, Australia, Asia and Europe.

During his tenure as Managing Director and Chief Executive Officer of Amcor, Mr MacKenzie successfully oversaw a period of industry consolidation, executing over 30 mergers and acquisition transactions to further improve scale and industry structure. He rationalised Amcor’s portfolio, focusing on segments with strong market positions, and increased Amcor’s market capitalisation from $US4.5 billion to $US12.5 billion. Amcor now derives the majority of its annual revenues from overseas markets and is cited as one of the few blue-chip Australian companies to successfully expand offshore.

Ken MacKenzie grew up in Canada and holds a Bachelor of Engineering from McGill University. He started his career as a manufacturing strategy consultant at global consulting firm Accenture’s North American operations. During his career, he has lived and worked in the Americas, Europe and Australasia and currently resides in Melbourne.

He is a Fellow of the Australian Institute of Company Directors and a Fellow of the Australian Institute of Engineers.

Further information on BHP can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Ben Pratt	Tara Dines
Tel: +61 3 9609 3672 Mobile: +61 419 968 734	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Ben.Pratt@bhpbilliton.com	Email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: +61 3 9609 2592 Mobile: +61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Paul.Hitchins@bhpbilliton.com	Email: Andrew.Gunn@bhpbilliton.com

Fiona Hadley	United Kingdom and South Africa
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
Email: Fiona.Hadley@bhpbilliton.com	Rob Clifford
Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
Amanda Saunders	Email: Rob.Clifford@bhpbilliton.com
Tel: +61 3 9609 3985 Mobile: +61 417 487 973
Email: Amanda.Saunders@bhpbilliton.com	Elisa Morniroli
Tel: +44 20 7802 7611 Mobile: +44 7825 926 646
Kester Hubbard	Email: Elisa.Morniroli@bhpbilliton.com
Tel: +61 7 3227 5671 Mobile: +61 408 727 261
Email: Kester.Hubbard@bhpbilliton.com	Americas

United Kingdom and South Africa	James Wear
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
Neil Burrows	Email: James.Wear@bhpbilliton.com
Tel: +44 207 802 7484
Email: Neil.Burrows@bhpbilliton.com	Cristian Coloma
Tel: +1 713 235 8902 Mobile: +1 346 234 8483
North America	Email: Cristian.CA.Coloma@bhpbilliton.com

Bronwyn Wilkinson
Mobile: +1 604 340 8753
Email: Bronwyn.Wilkinson@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: June 16, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary